EXHIBIT 12.1

SEMPRA ENERGY

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(Dollars in millions)

	2006	2007	2008	2009	2010	June 30, 2011
Fixed charges and preferred stock dividends:
Interest	$413	$379	$353	$455	$492	$256
Interest portion of annual rentals	6	6	3	2	3	1
Preferred dividends of subsidiaries (1)	15	14	13	13	11	6

Total fixed charges	434	399	369	470	506	263
Preferred dividends for purpose of ratio	—	—	—	—	—	—

Total fixed charges and preferred dividends for purpose of ratio	$434	$399	$369	$470	$506	$263

Earnings:
Pretax income from continuing operations before adjustment for income or loss from equity investees	$1,579	$1,538	$1,009	$977	$1,078	$920
Add:
Total fixed charges (from above)	434	399	369	470	506	263
Distributed income of equity investees	431	19	133	493	260	24
Less:
Interest capitalized	58	100	100	73	74	14
Preferred dividends of subsidiaries (1)	10	10	10	13	11	6

Total earnings for purpose of ratio	$2,376	$1,846	$1,401	$1,854	$1,759	$1,187

Ratio of earnings to combined fixed charges and preferred stock dividends	5.47	4.63	3.80	3.94	3.48	4.51

Ratio of earnings to fixed charges	5.47	4.63	3.80	3.94	3.48	4.51

(1)	In computing this ratio, “Preferred dividends of subsidiaries” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.